Primary Business Name: INTERACTIVE BROKERS LLC **BD Number: 36418**

BD - AMENDMENT

10/11/2023

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) **Yes** ( ) **No**

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRODY, PAUL JONATHAN	I	SECRETARY, PRINCIPAL OPERATIONS OFFICER	04/1994	NA	Y	N	1722066
CHAIT, JONATHAN	I	EXECUTIVE VICE PRESIDENT, COO	04/2004	NA	Y	N	4582696
FRIEDLAND, DAVID ERIC	I	MANAGING DIRECTOR-ASIAN OPERATIONS	09/1998	NA	N	N	2715164
GALIK, MILAN	I	CHIEF EXECUTIVE OFFICER	10/2019	NA	Y	N	2204066
GELMAN, JONATHAN MICHAEL	I	CHIEF COMPLIANCE OFFICER	10/2019	NA	N	N	5440103
IBG LLC	DE	MANAGING MEMBER	01/2002	E	Y	N	13-3832398
MANDELBAUM, ELAINE	I	GENERAL COUNSEL	11/2019	NA	Y	N	2957713
MENICUCCI, JAMES	I	PRINCIPAL FINANCIAL OFFICER	09/2019	NA	Y	N	6590173
SANDERS, STEVEN JAY	I	SENIOR VICE PRESIDENT, MARKETING AND PRODUCT DEVELOPMENT	04/2004	NA	Y	N	2812548
SHAO-CHEN, KENGNING	I	TREASURER	08/2019	NA	N	N	5910386